UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

Mr. Ari Krashin, Chief Financial Officer and Chief Operating Officer of Compugen Ltd. (the “Company”), notified the Company of his wish to depart from his position at the Company to pursue other interests. Mr. Krashin will leave in August 2022 and, until his departure, he will continue to support the Company in his current roles. The departure is not related to any matter connected with the Company’s operations, policies or practices.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

A copy of the press release announcing the departure is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated May 10, 2022.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: May 10, 2022	/s/ Eran Ben Dor
Eran Ben Dor General Counsel